October 17, 2005

Filed via EDGAR
Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:	Caterpillar Inc. Form 10-K for the fiscal year ended December 31, 2004 File No. 1-00768

Dear Ms. Blye:

Caterpillar Inc. (“Caterpillar”) wishes to provide supplemental information to address the issues raised in your letter of September 26, 2005. For your convenience, we have included your comments in this response in italics.

General

We are aware of publicly available sources that report you have opened a sales and after-sales office in Tehran; you plan to pursue business opportunities in Iran; your vehicles will be distributed in Iran; and you will sell construction machinery to Iranian companies. Please briefly describe for us the nature and extent of any operations and customer relationships you have in Iran. Advise us whether your customers include or have included agencies of, or enterprises controlled by, the Iranian government. Advise us also whether, to the best of your knowledge, information and belief, any of your products sold or slated for sale to or in Iran, or any of their component parts, can be used for military purposes.

Caterpillar is aware of reports claiming that it plans to open a sales office in Iran. These reports are false and Caterpillar has so advised the publisher of at least one such report. Caterpillar has not opened a sales and after-sales office in Tehran and has no plans to do so. Neither Caterpillar nor any of its subsidiaries has established or maintains any office, branch or subsidiary in Iran.

Several of Caterpillar’s European subsidiaries sell products to Iran, either directly or through independently owned and operated dealers. Identifiable sales in Iran in 2004 were immaterial, both in terms of total sales and revenues and profits. Caterpillar is in compliance with applicable trade statutes and regulations. The products sold to Iran were predominantly heavy equipment and engines used for general agricultural or construction purposes, as well as replacement parts for such machines. As you may be aware, state ownership of large enterprises in Iran is fairly common and some products have been supplied to state-owned enterprises, such as engines supplied to a state-owned shipyard for incorporation into merchant vessels and to a state-owned car manufacturer for its power plant. To the best of Caterpillar’s knowledge, information and belief, none of the products or component parts that are sold to Iran are used for military purposes.

In view of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to OFAC-administered economic sanctions, please advise us of the materiality of your contacts in Iran, and give us your view as to whether those contacts constitute a material investment risk for your securityholders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana.

Caterpillar currently has no offices and its subsidiaries and dealers have few customers in Iran. From a financial perspective, Iran is a very small market for Caterpillar products. Identifiable sales in Iran in 2004 were immaterial, both in terms of total sales and revenues and profits. From a qualitative and reputational perspective, Caterpillar products are used in civilian applications, and not for the development or production of advanced technologies. Caterpillar is not aware of any activities by its subsidiaries’ dealers or customers in Iran that would pose a material investment risk to persons considering investing in Caterpillar.

Caterpillar has also considered the statutes in Arizona and Louisiana requiring investment managers for public pension funds to report or to divest portfolio holdings in companies doing business in U.S.-designated state sponsors of terrorism. When requested, Caterpillar has provided information sought in connection with such laws, and the company will continue to do so in the future. In the company’s view, the sale of a nominal amount of products in Iran by foreign subsidiaries or independent dealers does not present a material investment risk for the company’s securityholders. Moreover, there is no reason to believe that any divestiture by investment managers of state pension funds would have material adverse effects on the company's securityholders.

Acknowledgement:

On behalf of the company, the undersigned acknowledges that:

•	Caterpillar is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including its Form 10-K for the fiscal year ended December 31, 2004;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Caterpillar’s filings; and

•	Caterpillar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you need any further information.

Respectfully submitted,

/s/ James B. Buda
James B. Buda
Vice President and General Counsel
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629